FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of August 2003

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On August 15, 2003 Compugen Ltd. (the "Registrant") issued a Proxy Statement for an Extraordinary Shareholders General Meeting, filed as Exhibit 1 to this Report on Form 6-K, which are hereby incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Name: Mor Amitai

Title: President and CEO

Date: August 18, 2003

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Exhibit 1

Compugen Ltd.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on Monday September 8, 2003

Notice is hereby given that a Special General Meeting (the "Meeting") of the Shareholders of Compugen Ltd. (the "Company") will be held at the Company`s offices at 72 Pinchas Rosen Street, Tel Aviv, Israel, on Monday September 8, 2003 at 10:00 a.m. (Israel time) for the purpose of approving the purchase of Directors and Officers Insurance Policy.

Shareholders of record at the close of business on August 12, 2003 will be entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the meeting in person.

Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israeli Companies Regulations (Proof of Ownership for Voting in General Meetings) - 2000, as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 72 Pinchas Rosen Street, Tel Aviv 69512, Israel, Attention: General Counsel.

By Order of the Board of Directors,

Compugen Ltd.
Martin S. Gerstel

Chairman

Date:  August 15, 2003

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PROXY STATEMENT
________________

COMPUGEN LTD.
72 Pinchas Rosen St.
Tel Aviv, 69512 Israel
Tel. 972-3-765-8585
________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on Monday September 8, 2003

The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Compugen Ltd. (the "Company") for use at the Company's Special General Meeting of Shareholders (the "Meeting") to be held at the Company`s corporate offices, located at the address set forth above, on Monday September 8, 2003, or at any adjournment thereof. Upon the receipt of a properly executed proxy in the form enclosed, the person named as proxy therein will vote the ordinary shares, par value New Israeli Shekel ("NIS") 0.01 each, of the Company (the "Ordinary Shares") covered thereby in accordance with the directions of the shareholder executing the proxy; in the absence of such instructions, the Ordinary Shares represented thereby will be voted in accordance with the recommendations of the Board of Directors.

The Proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to and received by the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to shareholders on or about August 15, 2003. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business on August 12, 2003 are entitled to notice of, and to vote at, the Meeting.

On August 12, 2003, 26,371,709 Ordinary Shares were outstanding and entitled to vote (the "Outstanding Ordinary Shares"). Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. Two or more shareholders, present in person or by proxy, who hold or represent 33 1/3% of the Outstanding Ordinary Shares constitutes a quorum for the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting will stand adjourned for one week, to September 15, 2003 at the same time and place, without it being necessary to notify the shareholders thereof. At such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Each of the proposals to be presented at the Meeting requires the affirmative vote of the shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes cast with respect to such proposal.

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PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding beneficial ownership of our ordinary shares as of August 12, 2003 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Beneficial Owner
	Number of Shares Beneficially Owned	Percent of Ownership
Clal Biotechnology Industries Ltd.(1)	3,045,839	11.54%
Martin S. Gerstel (2)	1,669,888	6.33%
Apax (OCS) Nominees Limited	1,365,050	5.17%

(1) Ownership consists of 4,091 shares held by Clal Industries & Investments Ltd., and 3,041,748 shares held by Clal Biotechnology Industries Ltd. The address of Clal Biotechnology Industries Ltd. is 3 Azrieli Center, Tel Aviv 67023, Israel.

(2) Ownership consists of 550,000 shares held by Shomar Corporation, an affiliate of Mr. Gerstel, and 1,119,888 shares held by Merrill Lynch IRA for Martin Gerstel, of which Martin Gerstel is the beneficiary.

1. PROPOSAL TO APPROVE THE PURCHASE OF DIRECTORS AND OFFICERS INSURANCE

Pursuant to the Israeli Companies Law, 5759 - 1999 (the "Law"), the terms of compensation of members of the Board of Directors, including the purchase of Directors and Officers Insurance ("D&O Insurance"), require the approval of the Audit Committee, the Board of Directors and the shareholders of the Company. In compliance with the Law, at the Meeting, the Shareholders will be requested to adopt the resolutions set forth below. Since the resolutions set forth below relate to compensation of directors, the Board of Directors of the Company expresses no recommendation as to the vote on the following resolutions.

On August 6, 2003, the Audit Committee and the Board of Directors approved, subject to the approval of the shareholders of the Company:

(a) the purchase of D&O Insurance for the year beginning on August 9, 2003, insuring all the directors and officers of the Company with a total coverage of $10,000,000, and in consideration of an annual premium of $305,000 payable by the Company; and

(b) that the Company be authorized, subject to the approval of the Audit Committee and the Board of Directors but without being required to obtain any additional approval from the Company`s Shareholders, to acquire D&O Insurance with similar coverage for consecutive subsequent years, to insure any and all directors and officers of the Company, whether in office now or at any time in the future, provided that the total annual premium paid by the Company for such D&O Insurance shall not increase by more than 15% per annum.

In compliance with the Law, the Shareholders will be requested to adopt the following resolution:

RESOLVED, to approve the purchase by the Company of the D&O Insurance as described in this Proxy Statement;

FURTHER RESOLVED, that the Company is hereby authorized, subject to the approval of the Audit Committee and the Board of Directors but without being required to obtain any additional approval from the Company`s Shareholders, to acquire D&O Insurance with similar coverage for consecutive subsequent years, to insure any and all directors and officers of the Company, whether in office now or at any time in the future, provided that the total annual premium paid by the Company for such D&O Insurance shall not increase by more than 15% per annum.

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Management is not aware of any other matters to be presented at the Meeting.  If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the person named in the enclosed proxy will vote on such matters in accordance with her/his best judgment.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, proxies received by the Company will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors Martin S. Gerstel CHAIRMAN
Date: August 15, 2003

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